

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

John Hilburn Davis
President and Chief Executive Officer
Digital Brands Group, Inc.
4700 South Boyle Avenue
Vernon, California 90058

      Re: Digital Brands Group, Inc.
           Registration Statement on Form S-1
           Filed April 13, 2021
           File No. 333-255193

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

Registration Statement on Form S-1 filed April 13, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Bailey 44, LLC
Results of Operations
Year ended December 31, 2020 compared to the Year Ended December 31, 2019, page 67

1.   Please revise to present the Bailey 44, LLC condensed results of operations for the year ended December 31, 2018 on a comparative basis with the year ended December 31, 2019. The presentation of the 2018 financial information is needed to provide context for the discussion of the variances in the Bailey 44 results of operations. Refer to Item 303(b)(2) of Regulation S-K.

Cash Flow Activities, page 68

2.   Please present cash flow information for Bailey 44, LLC for the year ended December 31, 2018 on a comparative basis with the year ended December 31, 2019. Refer to Item 303(b)(1) of Regulation S-K.

Liquidity and Capital Resources, page 73

3.   We note per your response to prior comment 7 that the loan facility matures in December 2022; however, we note per page 73 that the maturity date has not been extended beyond its original maturity date of June 2021. Please clarify whether full repayment is due in June 2021 and revise your disclosure accordingly. If partial principal payments are being permitted instead of full repayment, please clearly disclose this, and disclose the planned source of liquidity for these payments. Furthermore, disclose whether you intend or have any current plans to conduct the "secondary offering" referenced in your updated disclosure and clarify whether it will be a follow-on primary offering with proceeds to the company. Lastly, please clearly disclose the consequences if such offering is not completed by September, and your planned course of action to remedy any material deficiencies in liquidity. Your disclosure throughout the document should clearly and consistently explain the above.

Bailey 44, LLC Financial Statements, page F-35

4.   We note that you no longer include financial statements for the period ended December 31, 2018 in this amendment. Please provide financial statements for all periods required pursuant to Rule 3-05 of Regulation S-X. Please also provide an updated consent from your auditors' for these financial statement periods.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   Please revise your discussion of the issuance made in April 2021 to include the promissory notes and the 50,000 shares of common stock that were also issued.

    You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Thomas Poletti, Esq.